

April 9, 2014

Frank L. Jennings
Principal Financial and Accounting Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

> **Re: Synergy Resources Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed November 14, 2013**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2014**
> **Filed April 7, 2014**
> **File No. 001-35245**

Dear Mr. Jennings:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2013

Business

Oil and Gas Properties, page 7

1.   Please disclose the information required by Item 1203 of Regulation S-K as it relates to your proved undeveloped reserves.

Quantitative and Qualitative Disclosures about Market Risks, page 39

2.   We note your disclosure about the market risks associated with your variable interest rate debt and commodity derivative agreements. Please expand your disclosure to include the required quantitative information about market risk outlined in Item 305(a)(1) of

Regulation S-K. Please also include (i) a discussion of any limitations that cause such information to not fully reflect your net market risk exposure to comply with Item 305(a)(2), (ii) market risk information for the preceding fiscal year and a discussion of material changes to comply with Item 305(a)(3), and (iii) an explanation about how your various exposures are managed, including your objectives and strategies, such as the targeted percentage of annual production and time horizon, to comply with Item 305(b).

Exhibits, page 50

3.   Please incorporate or file as an exhibit your amended and restated credit agreement dated as of November 28, 2012 and the employment agreements for Ed Holloway and William E. Scaff. We note you disclose in footnote 3 to your exhibit index that you incorporate Exhibits 10.1 and 10.2 by reference to your Form 8-K dated August 6, 2013. We are unable to locate such Form 8-K, but note that you filed employment agreements for Ed Holloway and William E. Scaff on your Form 8-K dated June 6, 2013 and filed June 7, 2013. Please advise or revise.

4.   We note you incorporate by reference the Amendment to Drilling Contract with Ensign United States Drilling, Inc. as exhibit 10.19. Please file the underlying drilling contract entered into on April 19, 2013.

Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

5.   We note your policy disclosure concerning the ceiling test required under the full cost methodology inaccurately describes one component of the cost center ceiling as "the lower of cost or estimated fair value of unevaluated properties being amortized." Please revise your accounting and disclosure as necessary to conform with Rule 4-10(c)(4)(i)(C) of Regulation S-X, pertaining to a similar component related to *unproven* properties although not limited to *unevaluated* properties.

Note 16 – Unaudited Oil and Gas Reserves Information, page F-29

6.   Please disclose explanations for the significant changes in reserve quantities reported in your tabulation as required by FASB ASC 932-235-50-5.

Frank L. Jennings
Synergy Resources Corporation
April 9, 2014
Page 3

Form 10-Q for the Fiscal Quarter ended February 28, 2014

Financial Statements

Note 3 – Acquisitions, page 13

7.   We note that you filed a Form 8-K on November 18, 2013 to announce your acquisition of the "Trilogy Assets," and had indicated financial statements were required and would be filed in an amendment to the report. Please tell us why you have not filed this financial information and if you no longer believe separate financial statements of the Trilogy Assets are required, please submit your analysis of significance, including the underlying computations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief